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                                                OMB Number:  3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934)
                         (AMENDMENT NO.             )*

                                VSE CORPORATION
                                (Name of Issuer)

                          COMMON STOCK ($.05 PAR VALUE)
                         (Title of Class of Securities)

                                    918284 10
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securi-ties described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the dis-closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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PAGE
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CUSIP NO.   918284 10                 13G                     Page 2 of 5 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          VSE Corporation Employee ESOP/401(k) Plan

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                              (b) [ ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Employee benefit plan organized in Alexandria, VA (USA)

                 5    SOLE VOTING POWER
NUMBER OF               61,159
SHARES
BENEFICIALLY     6    SHARED VOTING POWER
OWNED BY                627,363
EACH
REPORTING        7    SOLE DISPOSITIVE POWER
PERSON                  61,159
WITH
                 8    SHARED DISPOSITIVE POWER
                        627,363

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          688,522

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          31.5%

12   TYPE OF REPORTING PERSON*
          Not Applicable


                      *SEE INSTRUCTION BEFORE FILLING OUT!



This Amendment No.  * to Schedule 13G amends and/or supplements the original
Schedule 13G filed by the VSE Corporation Employee ESOP/401(k) Plan more than ten (10) years ago and amended on an annual basis each year thereafter as re-quired.

PAGE

ITEM 1(A).        NAME OF ISSUER:
                  VSE Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  2550 Huntington Avenue
                  Alexandria, Virginia 22303

ITEM 2(A).        NAME OF PERSON FILING:
                  This Amendment No. * is filed by the VSE Corporation Employee ESOP/401(k) Plan, an employee benefit plan.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  The principal business office for the VSE Corporation Employee ESOP/401(k) Plan is located at 2550 Huntington Avenue, Alexandria, Virginia 22303

ITEM 2(C).        CITIZENSHIP:
                  The VSE Corporation Employee EMPLOYEE ESOP/401(k) Plan is organized under the laws of the commonwealth of Virginia.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:
                  Common stock, $.05 par value

ITEM 2(E).        CUSIP NUMBER:
                  918284 10

ITEM 3(F). Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

ITEM 4.           OWNERSHIP
                  (a)   Amount Beneficially Owned:
                        688,522
                  (b)   Percent of Class:
                        31.5%
                  (c)   Number of shares as to which such person has:
                  (i)   sole power to vote or direct the vote
                        61,159
                  (ii)  shared power to vote or direct the vote
                        627,363
                  (iii) sole power to dispose or direct the disposition of
                        61,159
                  (iv) shared power to dispose or direct the disposition of 627,363


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ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable. This is an employee benefit plan subject to the requirements of the Employee Retirement Income Security Act of 1974. The are approximately 700 participants in the plan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


                                  Page 4 of 5
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



ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 1999            VSE Corporation Employee ESOP/401(k) Plan

                                          By /s/ M. A. Robin
                                    ___________________________________
                                          M. A. Robin, Trustee



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